

March 17, 2021

Ezra Rosensaft
Chief Executive Officer
IDW Media Holdings, Inc.
520 Broad St.
Newark, NJ 07102

> **Re: IDW Media Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 1, 2021**
> **File No. 333-249511**

Dear Mr. Rosensaft:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 17, 2020 letter.

Amendment No. 2 to Form S-3 filed March 1, 2021

Our Strategy , page 2

1. We note our prior comment 3 issued in our comment letter dated November 13, 2020 and we reissue it. We note that you list numerous streaming services and traditional networks such as Disney+, AppleTV+, Amazon Prime Video, HBO, etc. Please tell us whether you have agreements or other business relationships with the streaming services and networks listed. If not, please tell us why you believe it is appropriate to list such companies, as including this list may suggest to investors that you have agreements with such companies. Please also clearly disclose here, and elsewhere as appropriate, those

streaming services and networks with which you currently have agreements, and file these agreements as material contracts or tell us why you do not believe you are required to do so.

Exhibit Index, page II-8

2.	We note your response regarding your agreements with Penguin Random House and Diamond Comic Distributors, and that Penguin Random House considers the agreement to be proprietary. Please note that you must file any contract which is required to be filed under Item 601(b)(10) of Regulation S-K, regardless of a counterparty's belief that a contract is proprietary. To the extent the Penguin Random House agreement includes disclosure that is not material and would likely cause competitive harm if publicly disclosed, you may redact such terms according to the procedures set forth in Item 601(b)(10)(iv) of Regulation S-K. Additionally, please follow these procedures for the the Diamond Comic Distributors agreement. Please mark the exhibit index to indicate that portions of your exhibits have been omitted and refile each redacted exhibit to include on the first page the legend required by Item 601(b)(10)(iv).

 You may contact Theresa Brillant at (202) 551-3307 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:	Dov Schwell, Esq.